November 24, 2015

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Coy Garrison

Re:    Hines Global REIT II, Inc.
Post-Effective Amendment No. 7 to Registration Statement on Form S-11
Filed November 17, 2015
File No. 333-191106

Dear Mr. Garrison:

On behalf of Hines Global REIT II, Inc., a Maryland corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder (the “Securities Act”), please find our responses to the oral comments received from the Staff of the Securities and Exchange Commission (the “Staff”) by telephone conversation with Alice Connaughton on November 23, 2015 in connection with Post-Effective Amendment No. 7 to the above-referenced Registration Statement (the “Amendment”). The comments have been transcribed below, followed by the Company’s responses. References in this letter to the “Supplement” refer to Supplement No. 2 to the Company’s Prospectus, included in the Amendment.

1.
With respect to the table in Section F of the Supplement (the “Management Compensation Table”), which outlines the fees and expense reimbursements payable to Hines and its affiliates and updates the “Management Compensation, Expense Reimbursements and Operating Partnership OP Units and Special OP Units” section of the prospectus, in future filings, please add the totals for the columns under the “Incurred” heading.

Response:
The Company confirms that it will include the totals for the columns under the “Incurred” heading in the Management Compensation Table in future filings.

2.
In future filings, please include the aggregate amount of distribution and stockholder servicing fees paid to the Dealer Manager in the Management Compensation Table and in the disclosure describing distributions paid with respect to Class T shares, such as the distribution disclosure in Section B of the Supplement.

Response:
The Company confirms that it will include the aggregate amount of distribution and stockholder servicing fees paid to the Dealer Manager in the Management Compensation Table and in the disclosure describing distributions paid with respect to Class T Shares in future filings.
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If you should have any questions about this letter or require any further information, please call me at 202-331-3169.
Sincerely,

Greenberg Traurig, LLP

/s/ Alice L. Connaughton
Alice L. Connaughton
Shareholder

cc:    Sherri W. Schugart, Chief Executive Officer, Hines Global REIT II, Inc.